SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2017

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

-	Approval of 2017 interim dividend: €0.40 per share

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Roberto Ulissi
Name:	Roberto Ulissi
Title:	Corporate Affairs and Governance - SEVP

Date: September 30, 2017

Eni’s Board of Directors

Approval of 2017 interim dividend: €0.40 per share

Rome, 14 September 2017 – Eni’s Board of Directors today resolved to distribute to Shareholders an interim dividend for the fiscal year 2017 of €0.40 per share outstanding at the ex-dividend date as of 18 September 20171, payable on 20 September 2017. The proposal to distribute an interim dividend of €0.40 was announced to the market on 28 July 20172, when the Company published its second quarter results.

Holders of ADRs, outstanding at the record date of 19 September 2017, will receive €0.80 per ADR, payable on 6 October 20173, with each ADR listed on the New York Stock Exchange representing two Eni shares.

Eni’s independent auditors have issued their report pursuant to Article 2433-bis, paragraph 5, of the Italian Civil Code.

The Board’s resolution on the interim dividend was made on the basis of the accounts of the parent company Eni SpA at 30 June 2017, which were prepared in accordance with IFRS. In the first half of 2017 Eni SpA reported net profit of € 2.450 million4.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

1 Depending on the recipient’s fiscal status dividends are subject to a withholding tax or are treated in part as taxable income.

2 Pursuant to article 83-terdecies of the Italian Legislative Decree no. 58 of February 24, 1998, the right to receive the interim dividend is determined with reference to the entries on the books of the intermediary – as set out in art. 83-quater, paragraph 3 of the Italian Legislative Decree no. 58 of February 24, 1998 – at the end of the accounting day of the September 19, 2017 (record date).Eni treasury shares held by the company on the record date will be excluded from the distribution of dividends.

3 On ADR payment date, Citibank N.A. will pay Eni S.p.A.’s dividend less the entire amount of the withholding tax under Italian law applicable to all Depository Trust Company Participants.

4 The accounting report of Eni S.p.A. at June 30, 2017, the Report of the Board of Directors and the report of the External Auditors on the payment of the Interim Dividend are deposited at Eni S.p.A. Registered Office in Rome, Piazzale Enrico Mattei, No. 1, pursuant to Article 2433-bis of the Italian Civil Code. Aforementioned documents may be requested by e-mail at segreteriasocietaria.azionisti@eni.com or by calling the Toll-Free Number 800 940 924 for calls from Italy and 800 11 22 34 56, after dialling the International access code (+), for calls from outside Italy.

Web site: www.eni.com